Exhibit 99.2

Stockholm, Sweden	August 13, 2024

Calliditas Interim Report January to June 2024

Calliditas Therapeutics AB (Nasdaq: CALT, Nasdaq Stockholm: CALTX):

April to June 2024 (compared to April to June 2023)

●	Net sales amounted to SEK 559.8 million, of which TARPEYO® net sales amounted to SEK 493.4 million, for the three months ended June 30, 2024. For the three months ended June 30, 2023, net sales amounted to SEK 269.4 million, of which TARPEYO net sales amounted to SEK 259.2 million.
●	Operating loss amounted to SEK 31.5 million and SEK 75.2 million for the three months ended June 30, 2024, and 2023, respectively. However, expenses related to the Asahi Kasei oﬀer and expenses related to provisions for social security contribution for incentive programs were included in the second quarter, totaling SEK 101.7 million. Excluding these expenses, the adjusted operating proﬁt[1] amounted to SEK 70.2 million for the three months ended June 30, 2024.
●	Loss per share before and after dilution amounted to SEK 0.88 and SEK 1.71 for the three months ended June 30, 2024, and 2023, respectively.
●	Cash amounted to SEK 797.3 million and SEK 866.2 million as of June 30, 2024, and 2023, respectively.

January to June 2024 (compared to January to June 2023)

●	Net sales amounted to SEK 855.3 million, of which TARPEYO® net sales amounted to SEK 771.6 million, for the six months ended June 30, 2024. For the six months ended June 30, 2023, net sales amounted to SEK 460.7 million, of which TARPEYO net sales amounted to SEK 444.9 million.
●	Operating loss amounted to SEK 235.3 million and SEK 255.2 million for the six months ended June 30, 2024, and 2023, respectively. However, expenses related to the Asahi Kasei oﬀer and expenses related to provisions for social security contribution for incentive programs were included in the second quarter, totaling SEK 101.7 million. Excluding these expenses the adjusted operating loss[1] amounted to SEK 133.6 million for the six months ended June 30, 2024.
●	Loss per share before and after dilution amounted to SEK 5.47 and SEK 5.21 for the six months ended June 30, 2024, and 2023, respectively.

1Management uses and presents IFRS results as well as the non-IFRS measure of adjusted operating proﬁt to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Calliditas’s current performance, performance trends, and ﬁnancial condition. Adjusted operating proﬁt is deﬁned as IFRS operating proﬁt (loss), less provisions for social security contributions for incentive programs and advisor fees for the Asahi Kasei public oﬀer. A reconciliation of adjusted operating proﬁt to operating proﬁt (loss), which is the most directly comparable IFRS measure, is set forth on page 31 of the attached Q2 report.

Key takeaways from Q2, 2024

●	In April, Calliditas read out positive data from the Nefecon Open Label Phase 3 Extension trial.
●	In May, Calliditas read out positive topline results from the setanaxib Phase 2 trial in head and neck cancer.
●	In May, Calliditas’ partner Everest Medicines announced the commercial launch of Nefecon in China.
●	In May, Calliditas’ partner STADA received a positive CHMP opinion recommending full approval for Kinpeygo® in EU for the treatment of IgA nephropathy.
●	In June, Calliditas announced the issuance by the United States Patent and Trademark Oﬃce (USPTO) of a new patent for setanaxib for treatment of cancer. The patent will have an expiration date in 2039.

Key events after the reporting period

●	In July, Calliditas partner STADA received European Commission decision for full approval of Kinpeygo® for the treatment of IgA Nephropathy.
●	In July, Calliditas announced positive TRANSFORM Phase 2b topline data in primary biliary cholangitis.

Asahi Kasei Oﬀer

●	Asahi Kasei Corporation announced on May 28, 2024, a public cash oﬀer to acquire all shares in Calliditas for SEK 208 in cash per share (SEK 416 in cash per ADS). The Oﬀer represents a premium of 83 per cent compared to the closing price of the Shares on Nasdaq Stockholm on May 27, 2024.
●	The acceptance period of the oﬀer commenced on July 18, 2024, and expires on August 30, 2024, subject to any extensions.

Outlook 2024: Updated

Calliditas expects continued revenue growth: Total net sales from the Nefecon franchise, including milestones, are estimated to be USD 165-185 million for the year ending December 31, 2024.

Investor Presentation

Today, 13 August at 2.30 p.m. CET

Link to webcast:

https://ir.ﬁnancialhearings.com/calliditas-therapeutics-q2-report-2024

To participate via conference call register via this link:

https://conference.ﬁnancialhearings.com/teleconference/?id=50049712

After registration, you will receive a phone number and a conference ID to log in to the conference call. There will be no Q&A following the presentation.

For further information, please contact:

Åsa Hillsten, Head of IR & Sustainability, Calliditas

Tel.: +46 76 403 35 43, Email: asa.hillsten@calliditas.com

The information in the report is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Market Act. The information was sent for publication, through the agency of the contact person set out above, on August 13, 2024, at 7:00 a.m. CET.

About Calliditas

Calliditas Therapeutics is a biopharma company headquartered in Stockholm, Sweden, focused on identifying, developing, and commercializing novel treatments in orphan indications with signiﬁcant unmet medical needs. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT). Visit Calliditas.com for further information.

Forward Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, business plans, revenue and other ﬁnancial projections, and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward looking statements contain these identifying words. Any forward-looking statements in this Press Release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to diﬀer materially from those expressed or implied by any forward-looking statements contained in this Press Release, including, without limitation, any related to Calliditas’ business, operations, commercialization of TARPEYO, Kinpeygo and Nefecon, clinical trials, supply chain, strategy, goals and anticipated timelines for development and potential approvals, competition from other biopharmaceutical companies, revenue and product sales projections or forecasts, including 2024 total net sales guidance and cash runway, all statements regarding the public oﬀer by Asahi Kasei Corporation, proﬁtability and other risks identiﬁed in the section entitled “Risk Factors” in Calliditas’ reports ﬁled with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reﬂect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may aﬀect the likelihood that actual results will diﬀer from those set forth in the forward-looking statements. Any forward-looking statements contained in this Press Release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.